Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Successor		Predecessor
	December 17, 2013 through December 31, 2013		January 1, 2013 through December 16, 2013	12/31/2012	12/31/2011		12/31/2010	12/31/2009
Income (loss) from continuing operations before income taxes	$(19,973)		$158,727	$259,660	$(370,291)		$136,492	$67,888
Interest expense	3,963		96,127	83,136	72,807		66,541	50,738
Amortization of capitalized interest	—		2,902	2,116	1,813		—	—
Capitalized interest	41		6,145	17,915	29,117		28,321	30,107
Earnings	$(16,010)		$257,756	$344,912	$(295,671)		$203,033	$118,626
Ratio of earnings to fixed charges	—	(1)	2.5	3.4	—	(1)	2.1	1.5

(1)
For the period from December 17, 2013, through December 31, 2013, earnings were insufficient to cover fixed charges by approximately $20 million, primarily due to approximately $16 million in costs associated with the LINN Energy transaction. For the year ended December 31, 2011, earnings were insufficient to cover fixed charges by approximately $398 million, primarily due to pre-tax, noncash impairment charges of approximately $625 million associated with natural gas properties in east Texas related to a decline in natural gas prices.

For purposes of this table, “earnings” consists of earnings before income taxes plus interest expense and amortization of capitalized interest.  “Fixed charges” consists of interest expensed and capitalized.